EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2007	2006	2005
Earnings from continuing operations before income taxes and minority share owners’ interests	$621.6	$285.1	$(72.1)
Less: Equity earnings	(34.1)	(23.4)	(20.5)
Add: Total fixed charges deducted from earnings	362.7	361.3	336.5
Proportional share of pre-tax earnings of 50% owned associates	7.7	7.9	8.9
Dividends received from equity investees	21.7	43.5	11.0
Earnings available for payment of fixed charges	$979.6	$674.4	$263.8
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$340.0	$343.3	$318.7
Portion of operating lease rental deemed to be interest	14.1	12.3	11.1
Amortization of deferred financing costs and debt discount expense.	8.6	5.7	6.7
Total fixed charges deducted from earnings	$362.7	$361.3	$336.5

Deficiency of earnings available to cover fixed charges			$72.7
Ratio of earnings to fixed charges	2.7	1.9

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2004	2003
Earnings from continuing operations before income taxes and minority share owners’ interests	$395.8	$169.9
Less: Equity earnings	(26.1)	(25.0)
Add: Total fixed charges deducted from earnings	342.0	273.0
Proportional share of pre-tax earnings of 50% owned associates	11.0	8.1
Dividends received from equity investees	12.8	19.3
Earnings available for payment of fixed charges	$735.5	$445.3
Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$323.0	$255.1
Portion of operating lease rental deemed to be interest	13.0	11.7
Amortization of deferred financing costs and debt discount expense	6.0	6.2
Total fixed charges deducted from earnings	$342.0	$273.0

Ratio of earnings to fixed charges	2.2	1.6